U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

 Check box if no longer subject to

Section 16. Form 4 or Form 5 obligations

may continue. See Instruction 1(b)

1. Name and Address of Reporting Person*

Robert Elisabeth B.

_______________________________________________________________________________________

(Last) (First) (Middle)

1664 Greenbush Road

_______________________________________________________________________________________

(Street)

Charlotte VT 05445

______________________________________________________________________________________

(City) (State) (Zip)

				2. Issuer Name and Ticker or Trading Symbol The Vermont Teddy Bear Co., Inc. (BEAR)					6. Relationship of Reporting Person to Issuer (Check all applicable) X Director ___ 10% Owner X Officer (give title ___ Other below) (specify President, CEO below)
				3. IRS Identification Number of Reporting Person, if an Entity (Voluntary) ###-##-####		4. Statement for Month/Year 10/2002
						5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check applicable line) X Form filed by one Reporting Person ____ Form filed by more than one Reporting Person
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/Year)	2A, Deemed Execution Date, if any, (Month/Day/ Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4. and 5)			5. Amount of Securities Beneficially Owned at End of Month (Inst. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Inst. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $.05 par value per share	10/23/02		X		56,250	A	$1.00 per share	352,710	D
Common Stock, $.05 par value per share								2,000	I	By Children

*If the Form is filed by more than one Reporting Person, see Instructions 4(b)(v).

Reminder: Report on separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Response) (Over)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Con-version or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any, (Month/Day/ Year	4. Trans-action Code (Instr. 8)		5. Number of Der-ivative Securities Acquired (A) or Disposed (D) (Instr. 3, 4 and 5)		6. Date Exer-cisable and Expiration Date Month/Day /Year)		7. Title & Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. No. of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option to purchase common stock under 1993 Incentive Stock Option Plan	$1.00 per sh	10/23/02		X		D	18,750 Note 1	7/1/2000	7/1/2006	Common Stock	18,750	-0-		D
Option to purchase common stock under 1993 Incentive Stock Option Plan	$1.00 per sh	10/23/02		X		D	37,500 Note 1	7/1/2000	7/1/2006	Common Stock	37,500	-0-	355,000 Note 2

Explanation of Reponses:

Note 1: Number of derivative securities disposed of in amounts of 18,750 and 37,500 represent the number of shares of common stock underlying the exercised options reported on this Form 4.

Note 2: Number of derivative securities beneficially owned in amount of 355,000 represents the number of shares of common stock underlying unexercised options after reflecting the exercise of all stock options reported on this Form 4.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 165. U.S. C. 78ff(a).

/s/ Elisabeth B. Robert 10/25/02

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure. ___________________________________________ ____________

** Signature of Reporting Person Date